UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 14

Under the Securities Exchange Act of 1934

ALSET INC.

(Name of issuer)

Common Stock, Par Value $0.001 Per Share

(Title of class of securities)

02115D 208

(CUSIP number)

Heng Fai Ambrose Chan

9 Temasek Boulevard #16-04

Suntec Tower Two

Singapore 038989

Telephone: 011 65 6333 9181

(Name, address and telephone number of person authorized to receive notices and communications)

May 31, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02115D 208

(1)	Names of reporting persons Heng Fai Ambrose Chan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Republic of Singapore

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,778,632(1)
	(8)	Shared voting power
	(9)	Sole dispositive power 5,778,632(1)
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 5,778,632(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 62.6%(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 319,000 shares of common stock held by HFE Holdings Limited, of which Mr. Chan has sole voting and investment power with respect to such shares.

(2)	Percentage is based upon 9,235,119 shares of common stock outstanding as of June 11, 2024.

CUSIP No. 02115D 208

(1)	Names of reporting persons HFE Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 319,000
	(8)	Shared voting power
	(9)	Sole dispositive power 319,000
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 319,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.5%(1)
(14)	Type of reporting person (see instructions) CO

(1)	Percentage is based upon 9,235,119 shares of common stock outstanding as of June 11, 2024.

This Amendment No. 14 on Schedule 13D amends and restates the statement on Schedule 13D, filed with the SEC on February 14, 2022, as amended by Amendment No. 1, filed with the SEC on February 15, 2022, Amendment No. 2, filed with the SEC on April 8, 2022, Amendment No. 3 filed with the SEC on April 13, 2022, Amendment No. 4 filed with the SEC on July 19, 2022, Amendment No. 5 filed with the SEC on September 30, 2022, Amendment No. 6 filed with the SEC on November 25, 2022, Amendment No. 7 filed with the SEC on November 29, 2022, Amendment No. 8 filed with the SEC on December 2, 2022, Amendment No. 9 filed with the SEC on December 22, 2022, Amendment No. 10 filed with the SEC on February 9, 2023, Amendment No 11 filed with the SEC on June 2, 2023, Amendment No. 12 filed with the SEC on May 29, 2024, and Amendment No. 13 filed with the SEC on May 31, 2024, which relates to the common stock of the Issuer and has been filed by Heng Fai Ambrose Chan.

This Amendment No. 14 is being filed to reflect that Heng Fai Ambrose Chan acquired (i) 7,975 shares of the Issuer’s common stock on May 31, 2024; (ii) 12,337 shares of the Issuer’s common stock on June 3, 2024; (iii) 26,964 shares of the Issuer’s common stock on June 4, 2024, (iv) 2,240 shares of the Issuer’s common stock on June 5, 2024; (v) 6,753 shares of the Issuer’s common stock on June 6, 2024; (vi) 50,000 shares of the Issuer’s common stock on June 7, 2024; (vii) 7,523 shares of the Issuer’s common stock on June 10, 2024; and (viii) 9,044 shares of the Issuer’s common stock on June 10, 2024.

Item 1. Security and Issuer

This Amendment No. 14 on Schedule 13D relates to shares of the common stock, $0.001 par value per share, of Alset Inc., a Texas corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4800 Montgomery Lane, Suite 210, Bethesda, Maryland 20814.

Item 2. Identity and Background

This statement is being jointly filed by Heng Fai Ambrose Chan (“Mr. Chan”) and HFE Holdings Limited (“HFE”) (collectively, the “Reporting Persons”).

Mr. Chan’s principal business address is 9 Temasek Boulevard #14-06, Suntec Tower Two, Singapore 038989. HFE’s principal business address is 7th Floor, Skyway Centre, 23 Queen’s Road West, Sheung Wan, Hong Kong.

Mr. Chan is the Chairman and Chief Executive Officer of the Issuer and the Issuer’s majority-owned subsidiary, Alset International Limited. He is also the Director of HFE, which is organized as a limited company under the laws of Hong Kong. Mr. Chan is a citizen of the Republic of Singapore.

None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following:

On May 31, 2024, Mr. Chan acquired 7,975 shares of the Issuer’s common stock at a purchase price of $0.91 per share.

On June 3, 2024, Mr. Chan acquired 12,337 shares of the Issuer’s common stock at a weighted average purchase price of $0.96. This transaction was executed in multiple trades at prices ranging from $0.96 to $0.99.

On June 4, 2024, Mr. Chan acquired 26,964 shares of the Issuer’s common stock at a weighted average purchase price of $1.10. This transaction was executed in multiple trades at prices ranging from $1.08 to $1.11.

On June 5, 2024, Mr. Chan acquired 2,240 shares of the Issuer’s common stock at a weighted average purchase price of $1.26. This transaction was executed in multiple trades at prices ranging from $1.22 to $1.28.

On June 6, 2024, Mr. Chan acquired 6,753 shares of the Issuer’s common stock at a weighted average purchase price of $1.11. This transaction was executed in multiple trades at prices ranging from $1.00 to $1.30.

On June 7, 2024, Mr. Chan acquired 50,000 shares of the Issuer’s common stock at a weighted average purchase price of $1.10. This transaction was executed in multiple trades at prices ranging from $1.04 to $1.10.

On June 10, 2024, Mr. Chan acquired 7,523 shares of the Issuer’s common stock at a weighted average purchase price of $1.00. This transaction was executed in multiple trades at prices ranging from $0.96 to $1.00.

On June 10, 2024, Mr. Chan acquired 9,044 shares of the Issuer’s common stock at a weighted average purchase price of $1.02. This transaction was executed in multiple trades at prices ranging from $1.01 to $1.02.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. As of the date of this Schedule 13D, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	In the Aggregate, the Reporting Persons beneficially 5,712,065 shares, or 61.9%, of the Issuer’s common stock. The percentages in this paragraph relating to beneficial ownership of Common Stock are based on 9,235,119 shares of Common Stock outstanding as of June 10, 2024, as reported by the Issuer.

(b)	Mr. Chan has the sole power to vote and dispose of all 5,712,065 shares of Common Stock of which 319,000 shares of common stock are held by HFE Holdings Limited.

(c)	There were no other transactions effected in the last 60 days by the Reporting Person except for the transactions which are the subject of this Schedule 13D and are described herein and when (i) on May 24, 2024, Mr. Chan acquired 233,092 shares of the Issuer’s common stock at a price of $0.70 per share in a private transaction; (ii) on May 24, 2024, Mr. Chan acquired 223,396 shares of the Issuer’s common stock at a weighted average purchase price of $0.667 per share; (iii) on May 28, 2024, Mr. Chan acquired 67,215 shares of the Issuer’s common stock at a weighted average purchase price of $0.741 per share.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement and reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons, incorporated by reference to Schedule 13D filed with the SEC on February 15, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2024	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan

HFE Holdings Limited

Dated: June 11, 2024	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Director